767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

June 20, 2017

VIA EDGAR TRANSMISSION

Laura Nicholson
Special Counsel
Securities and Exchange Commission
Office of Transportation and Leisure
100 F Street NE
Washington, D.C. 20549-3561

Re:                             Federal Street Acquisition Corp.
Draft Registration Statement on Form S-1

Confidentially Submitted
May 16, 2017
CIK No. 0001701821

Dear Ms. Nicholson:

On behalf of our client, Federal Street Acquisition Corp., a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 12, 2017, relating to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001701821) confidentially submitted to the Commission on May 16, 2017 (the “Draft Registration Statement”).

We are concurrently submitting via EDGAR the Company’s initial filing of the registration statement on Form S-1 (the “Registration Statement”). The changes reflected in the Registration Statement include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of the Registration Statement, including copies marked to show the changes from the Draft Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement.

Ms. Nicholson
Securities and Exchange Commission
June 20, 2017
Page 2

General

1.                                      Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We acknowledge the Staff’s comment and advise the Staff that, to date, neither the Company nor anyone on the Company’s behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). To the extent the Company presents any written communications to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide the Staff with copies of such written communications.

Prospectus Cover Page

2.              With respect to the conversion ratio for the Class F common stock, please revise to clarify when shares or equity-linked securities will be considered “issued or deemed issued in connection with the initial business combination” as compared to when they will be considered to be issued “to any seller in the initial business combination.”

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 14, 126 and F-15 accordingly.

Risk Factors, page 29

The grant of registration rights, page 42

3.              Please quantify the shares subject to registration rights so that investors understand the magnitude of the risk.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 42 accordingly.

We may amend the terms of the public warrants, page 56

4.              Please revise your prospectus summary to clarify that you may amend the terms of the warrants, with the approval of at least 50% of the then outstanding public warrants.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 12 accordingly.

Should any questions arise in connection with the Registration Statement or this response letter, please do not hesitate to contact the undersigned at (212) 310-8971.

Ms. Nicholson
Securities and Exchange Commission
June 20, 2017
Page 3

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:           Shari H. Wolkon
                General Counsel and Secretary
                Federal Street Acquisition Corp.

Alice Hsu

Akin Gump Strauss Hauer & Feld LLP